Exhibit 99.2



Associated Estates Realty Corporation
Second Quarter 2013
Earnings Release and Supplemental Financial Information



Park at Crossroads

6000 Scarlet Sky Lane | | Phone: | (866) 440-8139
Cary, NC 27518 | | Web Site: | parkatcrossroads.com

For more information, please contact:
Jeremy Goldberg
(216) 797-8715

Table of Contents **Page**

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2013 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainties that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; elimination of, or limitation on, federal government support for Fannie Mae and/or Freddie Mac that may result in significantly reduced availability of mortgage financing sources as well as increases in interest rates for mortgage financing; the ability of the Company to refinance debt on favorable terms at maturity; risks of a lessening of demand for the multifamily units owned by the Company; competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates; the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks, unanticipated increases in materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project; the failure to enter into development joint venture arrangements on acceptable terms; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses; weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases and unanticipated repairs; inability of the Company to control operating expenses or achieve increases in revenue; shareholder ownership limitations that may discourage a takeover otherwise considered favorably by shareholders; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks of personal injury claims and property damage related to mold claims that are not covered by the Company's insurance; catastrophic property damage losses that are not covered by the Company's insurance; the inability to acquire properties at prices consistent with the Company's investment criteria; risks associated with property acquisitions such as failure to achieve expected results or matters not discovered in due diligence; risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located; and other uncertainties and risk factors addressed in documents filed by the Company with the Securities and Exchange Commission, including, without limitation, the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q.

ASSOCIATED ESTATES REALTY CORPORATION REPORTS SECOND QUARTER RESULTS
Quarter-End Same Community Physical Occupancy 96.6 Percent
Same Community Rental Revenue Up 3.9%
Company Acquires 388-Unit Property in Doral, Florida
Revises Guidance

Cleveland, Ohio - July 23, 2013 - Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) announced today its financial results for the second quarter ended June 30, 2013. Funds from Operations (FFO) for the second quarter of 2013 was $0.31 per common share (diluted), compared to $0.32 per common share (diluted), for the second quarter of 2012.

Net income applicable to common shares was $1.6 million, or $0.03 per common share (diluted), for the quarter ended June 30, 2013. This compared to net income applicable to common shares of $23.6 million, or $0.54 per common share (diluted), for the quarter ended June 30, 2012. Net income in the second quarter of 2012 was driven primarily by $22.9 million of gains associated with the sale of five properties.

"The fundamentals of the apartment business remain solid and our properties are well positioned to continue to benefit," said Jeffrey I. Friedman, President and Chief Executive Officer. "We're full and rents are growing quite nicely," Friedman continued.

A reconciliation of net income attributable to the Company to FFO, and to FFO as adjusted, is included on page 10.

Quarterly Same Community Portfolio Results

Net operating income (NOI) for the second quarter of 2013 for the Company's same community portfolio increased 4.9% compared to the second quarter of 2012. Revenue increased 3.9% and property operating expenses increased 2.3%. Physical occupancy was 96.6% at the end of the second quarter compared to 97.3% at the end of the second quarter of 2012. Average monthly net rent collected per unit for the same community properties was $1,104 compared to $1,070 for the second quarter of 2012, a 3.2% increase.

First Half Performance

FFO and FFO as adjusted for the six months ended June 30, 2013, was $0.62 per common share (diluted). FFO as adjusted for the six months ended June 30, 2012, was $0.61 per common share (diluted) after adjusting for $1.7 million of loan prepayment costs and a credit to expense of $279,000 for a refund of defeasance costs on a previously defeased loan.

For the six months ended June 30, 2013, net income applicable to common shares was $12.0 million, or $0.24 per common share (diluted) compared to net income applicable to common shares of $21.5 million, or $0.50 per common share (diluted) for the period ended June 30, 2012. Net income in the first half of 2012 was driven primarily by gains of $22.9 million from the previously referenced property sales.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included on pages 16 through 27.

2013 Outlook

The Company revised its full year FFO as adjusted guidance range to $1.26 to $1.30 per common share (diluted). Detailed assumptions relating to the Company's guidance can be found on page 29.

Transactional Activity

On July 16, 2013, the Company closed on the acquisition of Doral West, in Doral, FL. The 388-unit property was built in 1998. The property is adjacent to the Florida Turnpike, and is in close proximity to 11 million square feet of office space and 72 million square feet of industrial space. Doral West also offers easy access to downtown Miami and the Miami International Airport. The former owners were in the process of an interior upgrade. The Company will complete the renovation of the remaining 252 units. In addition, the Company will upgrade the entire property including the community areas, landscaping and building exteriors.

As previously announced on May 28, 2013, the Company will expand its presence in California by developing two land parcels. The Company entered into a joint venture agreement with Legendary Developments with respect to a 5.6 acre site known as 950 Third in the Arts District of downtown Los Angeles. The Company plans to build 472 apartments with ground floor retail and underground parking at the site. The Company also acquired a 3.36 acre site located in the South of Market ("SoMa") neighborhood in San Francisco. The Company plans to build a 408-unit apartment community that will include ground floor retail and underground parking. The Company intends to develop the SoMa project in a joint venture.

Capital Markets Activity

During the quarter ended June 30, 2013, the Company sold 107,498 common shares via its "At-the-Market" program, resulting in net proceeds after sales commissions of approximately $1.9 million, or a weighted average net price of $18.08 per share.

On June 3, 2013, the Company sold 6,500,000 common shares on a forward basis. On July 2, 2013, the underwriters' exercised their option to purchase an additional 547,958 common shares on a forward basis. After giving effect to this partial option exercise, an aggregate of 7,047,958 common shares were sold resulting in projected net proceeds of approximately $116.2 million. Settlement of the forward sale agreements will occur no later than October 1, 2013. The Company intends to use the net proceeds received from the forward equity sale toward the repayment of five secured mortgages totaling approximately $130 million that are scheduled to mature on October 1, 2013.

On June 19, 2013, the Company amended its $350 million revolving credit facility. This amendment extends the maturity date from January 12, 2016 to June 15, 2017, and reduces the interest rate spread and facility fee across the pricing grid.

"Our capital markets activity has significantly improved our balance sheet and our financial flexibility," said Lou Fatica, Vice President, Treasurer and Chief Financial Officer.

Conference Call

A conference call to discuss the Company's second quarter results will be held on July 24, 2013 at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial-in number is (855) 233-8223, and the conference ID is 93204891. The call will be archived through August 7, 2013. The dial-in number for the replay is (855) 859-2056.

Via the Internet (listen only): Access the Company's website at AssociatedEstates.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Second Quarter 2013 Earnings Conference Call" link. The webcast will be archived for 90 days.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Six Months Ended June 30, 2013 and 2012
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2013	2012	2013	2012
OPERATING INFORMATION				
Total revenue	$ 45,663	$ 39,999	$ 90,656	$ 78,206
Property revenue	$ 45,425	$ 39,686	$ 90,106	$ 77,893
Net income attributable to AERC	$ 1,638	$ 23,569	$ 11,984	$ 21,489
Per share - basic	$ 0.03	$ 0.55	$ 0.24	$ 0.50
Per share - diluted	$ 0.03	$ 0.54	$ 0.24	$ 0.50
Funds from Operations (FFO) [1]	$ 15,429	$ 13,744	$ 31,017	$ 24,410
FFO as adjusted [1]	$ 15,429	$ 13,744	$ 31,017	$ 25,874
FFO per share - diluted	$ 0.31	$ 0.32	$ 0.62	$ 0.57
FFO as adjusted per share - diluted	$ 0.31	$ 0.32	$ 0.62	$ 0.61
Funds Available for Distribution (FAD) [1]	$ 13,238	$ 11,578	$ 27,959	$ 23,306
Dividends per share	$ 0.19	$ 0.18	$ 0.38	$ 0.35
Payout ratio - FFO	61.3%	56.3%	61.3%	61.4%
Payout ratio - FFO as adjusted	61.3%	56.3%	61.3%	57.4%
Payout ratio - FAD	73.1%	66.7%	69.1%	63.6%
General and administrative expense	$ 4,398	$ 4,264	$ 9,356	$ 8,633
Development costs	$ 181	$ 297	$ 443	$ 607
Personnel - allocated	$ 1,070	$ 933	$ 2,132	$ 1,827
Costs associated with acquisitions	$ 64	$ 485	$ 64	$ 485
Interest expense [2]	$ 6,825	$ 6,332	$ 13,752	$ 13,506
Capitalized interest	$ 786	$ 411	$ 1,262	$ 618
Interest coverage ratio [3]	2.87:1	2.94:1	2.93:1	2.71:1
Fixed charge coverage ratio [4]	2.87:1	2.94:1	2.93:1	2.71:1
General and administrative expense to property revenue	9.7%	10.7%	10.4%	11.1%
Personnel - allocated to property revenue	2.4%	2.4%	2.4%	2.3%
Interest expense to property revenue [2]	15.0%	16.0%	15.3%	17.3%
Property NOI [5]	$ 27,808	$ 24,104	$ 55,398	$ 47,239
ROA [6]	8.0%	7.8%	8.0%	7.8%
Same Community revenue increase	3.9%	6.1%	4.1%	6.2%
Same Community expense increase	2.3%	6.9%	2.2%	4.2%
Same Community NOI increase	4.9%	5.6%	5.4%	7.5%
Same Community operating margins	61.3%	60.7%	61.5%	60.7%

(1) See page 10 for a reconciliation of net income attributable to AERC to these non-GAAP measurements and page 30 for the Company's definition of these non-GAAP measurements.

(2) Excludes amortization of financing fees of $570 and $1,064 for 2013 and $464 and $1,134 for 2012. The six months ended 2012 also excludes $1,743 of prepayment costs and $(279) for refunds on previously defeased loan.

(3) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding prepayment costs/refunds. Individual line items in this calculation include results from discontinued operations where applicable. See page 31 for a reconciliation of net income applicable to common shares to EBITDA and the Company's definition of EBITDA.

(4) Represents interest expense, including capitalized interest, and preferred stock dividend payment coverage, excluding prepayment costs/refunds. Individual line items in this calculation include discontinued operations where applicable.

(5) See page 32 for a reconciliation of net income attributable to AERC to this non-GAAP measurement and the Company's definition of this non-GAAP measurement.

(6) ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding properties currently under development or held for sale. Gross real estate assets for acquired properties are prorated based upon the percentage of time owned.

Associated Estates Realty Corporation
Financial and Operating Highlights
Second Quarter 2013
(Unaudited; in thousands, except per share and ratio data)

	June 30, 2013		December 31, 2012	
CAPITALIZATION DATA				
Net real estate assets	$	1,129,918	$	1,139,917
Total assets	$	1,165,878	$	1,172,477
Debt	$	707,775	$	716,778
Noncontrolling redeemable interest	$	2,084	$	3,078
Total shareholders' equity attributable to AERC	$	401,096	$	403,398
Common shares outstanding		50,455		49,527
Share price, end of period	$	16.08	$	16.12
Total capitalization	$	1,519,091	$	1,515,153
Undepreciated book value of real estate assets	$	1,511,975	$	1,511,647
Debt to undepreciated book value of real estate assets		46.8%		47.4%
Secured debt to undepreciated book value		24.8%		24.9%
Annual dividend	$	0.76	$	0.72
Annual dividend yield based on share price, end of period		4.7%		4.5%

	Properties	Number of Units	Average Age
PORTFOLIO INFORMATION			
Company Portfolio:			
Same Community:			
Midwest	27	6,362	20
Mid-Atlantic	10	3,053	12
Southeast	7	1,848	16
Southwest	2	446	15
Total Same Community	46	11,709	17
Acquisitions	4	1,156	5
Development [1]	1	242	1
Total Company Portfolio	51	13,107	16

(1)   Represents a 242-unit community located in Nashville, Tennessee.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Second Quarter 2013
(Unaudited; dollar amount in thousands)

		June 30, 2013		December 31, 2012
ASSETS				
Real estate assets				
Investment in real estate	$	1,484,554	$	1,501,198
Construction in progress		27,421		10,449
Less: Accumulated depreciation		(382,057)		(371,730)
Net real estate owned		1,129,918		1,139,917
Investment in unconsolidated entities		1,613		—
Total net real estate		1,131,531		1,139,917
Cash and cash equivalents		4,219		4,740
Restricted cash		5,945		4,429
Other assets		24,183		23,391
Total assets	$	1,165,878	$	1,172,477
LIABILITIES AND SHAREHOLDERS' EQUITY				
Mortgage notes payable	$	374,275	$	376,278
Unsecured notes		150,000		—
Unsecured revolving credit facility		33,500		190,500
Unsecured term loan		150,000		150,000
Total debt		707,775		716,778
Accounts payable and other liabilities		54,923		49,223
Total liabilities		762,698		766,001
Noncontrolling redeemable interest		1,734		1,734
Equity				
Common shares, without par value; $.10 stated value; 91,000,000 authorized;				
50,454,527 issued and outstanding at June 30, 2013 and				
49,526,639 issued and outstanding at December 31, 2012, respectively		5,045		4,953
Paid-in capital		637,162		634,587
Accumulated distributions in excess of accumulated net income		(240,486)		(233,208)
Accumulated other comprehensive loss		(625)		(2,934)
Total shareholders' equity attributable to AERC		401,096		403,398
Noncontrolling interest		350		1,344
Total equity		401,446		404,742
Total liabilities and equity	$	1,165,878	$	1,172,477

Associated Estates Realty Corporation
Consolidated Statements of Operations and Comprehensive Income
Three and Six Months Ended June 30, 2013 and 2012
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2013	2012	2013	2012
REVENUE				
Property revenue	$ 45,425	$ 39,686	$ 90,106	$ 77,893
Office revenue	238	313	550	313
Total revenue	45,663	39,999	90,656	78,206
EXPENSES				
Property operating and maintenance	17,617	15,582	34,708	30,654
Depreciation and amortization	14,356	12,297	28,740	24,171
Construction and other services	—	83	—	153
General and administrative	4,398	4,264	9,356	8,633
Development costs	181	297	443	607
Costs associated with acquisitions	64	485	64	485
Total expenses	36,616	33,008	73,311	64,703
Operating income	9,047	6,991	17,345	13,503
Interest expense	(7,395)	(6,796)	(14,816)	(16,104)
Income (loss) from continuing operations	1,652	195	2,529	(2,601)
Income from discontinued operations:				
Operating income, net of interest expense	—	611	690	1,361
Gain on disposition of properties	—	22,859	8,796	22,819
Income from discontinued operations	—	23,470	9,486	24,180
Net income	1,652	23,665	12,015	21,579
Net (income) loss attributable to noncontrolling redeemable interest	(14)	4	(31)	9
Net income attributable to AERC	$ 1,638	$ 23,669	$ 11,984	$ 21,588
Allocation to participating securities	—	(100)	—	(99)
Net income applicable to common shares	$ 1,638	$ 23,569	$ 11,984	$ 21,489
Earnings per common share - basic:				
Income (loss) from continuing operations applicable to common shares	$ 0.03	$ —	$ 0.05	$ (0.06)
Income from discontinued operations	—	0.55	0.19	0.56
Net income applicable to common shares - basic	$ 0.03	$ 0.55	$ 0.24	$ 0.50
Earnings per common share - diluted:				
Income (loss) from continuing operations applicable to common shares	$ 0.03	$ —	$ 0.05	$ (0.06)
Income from discontinued operations	—	0.54	0.19	0.56
Net income applicable to common shares - diluted	$ 0.03	$ 0.54	$ 0.24	$ 0.50
Comprehensive income:				
Net income	$ 1,652	$ 23,665	$ 12,015	$ 21,579
Other comprehensive income:				
Change in fair value and reclassification of hedge instruments	2,421	(1,655)	2,309	(1,633)
Total comprehensive income	4,073	22,010	14,324	19,946
Comprehensive (income) loss attributable to noncontrolling interests	(14)	4	(31)	9
Total comprehensive income attributable to AERC	$ 4,059	$ 22,014	$ 14,293	$ 19,955
Weighted average shares outstanding - basic	49,864	42,968	49,749	42,655
Weighted average shares outstanding - diluted	50,583	43,461	50,431	42,655

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
For the Three and Six Months Ended June 30, 2013 and 2012
(In thousands; except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2013	2012	2013	2012
CALCULATION OF FFO AND FAD				
Net income attributable to AERC	$ 1,638	$ 23,669	$ 11,984	$ 21,588
Add: Depreciation - real estate assets	12,650	11,772	25,483	23,386
Amortization of intangible assets	1,141	1,162	2,346	2,255
Less: Gain on disposition of properties	—	(22,859)	(8,796)	(22,819)
Funds from Operations (FFO) [1]	15,429	13,744	31,017	24,410
Add: Prepayment costs	—	—	—	1,743
Less: Refund of defeasance costs on previously defeased loan	—	—	—	(279)
Funds from Operations as adjusted [1]	15,429	13,744	31,017	25,874
Add: Depreciation - other assets	565	530	1,089	1,055
Amortization of deferred financing fees	570	464	1,064	1,143
Less: Recurring fixed asset additions [2]	(3,326)	(3,160)	(5,211)	(4,766)
Funds Available for Distribution (FAD) [1]	$ 13,238	$ 11,578	$ 27,959	$ 23,306
Weighted average shares outstanding - diluted [3]	50,583	43,461	50,431	42,655
PER SHARE INFORMATION:				
FFO - diluted	$ 0.31	$ 0.32	$ 0.62	$ 0.57
FFO as adjusted - diluted	$ 0.31	$ 0.32	$ 0.62	$ 0.61
Dividends	$ 0.19	$ 0.18	$ 0.38	$ 0.35
Payout ratio - FFO	61.3%	56.3%	61.3%	61.4%
Payout ratio - FFO as adjusted	61.3%	56.3%	61.3%	57.4%
Payout ratio - FAD	73.1%	66.7%	69.1%	63.6%

(1) See page 30 for the Company's definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculations include results from discontinued operations where applicable.

(2) Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions.

(3) The Company has excluded 83 stock options for the three and six months ended June 30, 2013 as their inclusion would be anti-dilutive. The Company has also excluded 488 common share equivalents from the six months ended June 30, 2012 calculation, used in the computation of earnings per share and FFO per share, as they would be anti-dilutive to the loss from continuing operations.

Associated Estates Realty Corporation
Discontinued Operations [1]

Three Months Ended June 30, 2013 and 2012

(Unaudited; dollar amounts in thousands)

	Three Months Ended June 30,	
	2013	2012
REVENUE		
Property revenue	$ —	$ 3,952
EXPENSES		
Property operating and maintenance	—	2,174
Depreciation and amortization	—	1,167
Total expenses	—	3,341
Operating income	—	611
Interest expense	—	—
Gain on disposition of properties	—	22,859
Income from discontinued operations	$ —	$ 23,470

(1) The Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above is one property sold in 2013 and six properties sold in 2012.

Associated Estates Realty Corporation
Discontinued Operations [1]
Six Months Ended June 30, 2013 and 2012
(Unaudited; dollar amounts in thousands)

	Six Months Ended June 30,	
	2013	2012
REVENUE		
Property revenue	$ 1,923	$ 8,676
EXPENSES		
Property operating and maintenance	1,055	4,545
Depreciation and amortization	178	2,525
Total expenses	1,233	7,070
Operating income	690	1,606
Interest expense	—	(245)
Gain on disposition of properties	8,796	22,819
Income from discontinued operations	$ 9,486	$ 24,180

(1)   The Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above is one property sold in 2013 and six properties sold in 2012.

Associated Estates Realty Corporation
Development Pipeline
As of June 30, 2013
(Unaudited; dollar amounts in thousands)

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Consolidated Current Developments

Under Construction	Ownership %	Total Units	Total Estimated Capital Cost [1]	Cost to Date	Total Debt	Construction Start	Initial Occupancy	Construction Completion	Stabilized Operations [2]	% Leased	% Occupied
						Estimated/Actual Dates for					
San Raphael Phase II Dallas, TX	100.0%	99	$ 13,750	$ 10,830	$ —	Q2 2012	Q3 2013	Q4 2013	Q1 2014	N/A	N/A
Bethesda Bethesda, MD	97.0% [4]	140	$ 53,400	$ 18,113	$ —	Q4 2012	Q4 2014	Q1 2015	Q3 2015	N/A	N/A
Cantabria Dallas, TX	100.0%	249	$ 56,800	$ 12,898	$ —	Q2 2013	Q3 2014	Q1 2015	Q2 2015	N/A	N/A
The Desmond on Wilshire Los Angeles, CA	100.0%	175	$ 76,300	$ 22,550	$ —	Q2 2013	Q4 2014	Q2 2015	Q3 2015	N/A	N/A
Total		663	$ 200,250	$ 64,391	$ —						

Consolidated Future Development Pipeline - Unimproved Land

Name	Location	Ownership %	Estimated Number of Units [3]	Cost to Date
8th and Harrison	San Francisco, CA	100.0%	408	$ 46,891

Unconsolidated Future Development Pipeline - Unimproved Land

Name	Location	Ownership %	Estimated Number of Units [3]	Cost to Date
950 Third	Los Angeles, CA	50.0%	472	$ 31,613 [5]

(1)   Total capital cost represents estimated costs for projects under development inclusive of all capitalized costs in accordance with GAAP.

(2)   We define stabilized occupancy as the earlier of the attainment of 93.0% physical occupancy or one year after the completion of construction.

(3)   Based on current projections as of July 23, 2013.

(4)   Ownership percentage based on current equity of the joint venture and is subject to change based on changes in total equity. Joint venture partner contribution is $350.

(5)   The Company's investment in this entity at June 30, 2013 is $1,613.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands; except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Six Months Ended June 30, 2013 Amount	Cost Per Unit [1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance [2]		$ 5,523	$ 419
Maintenance personnel labor cost [2]		3,567	270
Total Operating Expenses Related to Repairs and Maintenance		9,090	689
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	484	37
Appliances	5	507	38
Building improvements	14	694	53
Carpet and flooring	5	1,449	110
Furnishings	5	73	6
Office/Model	5	161	12
HVAC and mechanicals	15	429	33
Landscaping and grounds	14	1,163	88
Unit improvements	5	203	15
Total Recurring Capital Expenditures - Properties		5,163	392
Corporate capital expenditures		48	4
Total Recurring Capital Expenditures		5,211	396
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 14,301	$ 1,085
Total Recurring Capital Expenditures		$ 5,211	
Investment/Revenue Enhancing/Non-Recurring Expenditures [4]			
Building improvements - unit upgrades	Various	99	
Building improvements - other	20	1,069	
Ground improvements	Various	48	
Total Investment/Revenue Enhancing/Non-Recurring Expenditures		1,216	
Grand Total Capital Expenditures		$ 6,427	

(1)   Calculated using weighted average units owned during the six months ended June 30, 2013 of 13,186.

(2)   Included in property operating and maintenance expense in the Consolidated Statements of Operations and Comprehensive Income.

(3)   See page 32 for the Company's definition of recurring fixed asset additions.

(4)   See page 32 for the Company's definition of investment/revenue enhancing and/or non-recurring fixed asset additions.

Associated Estates Realty Corporation
Construction and Other Services, General and Administrative Expense, Development Costs
   and Personnel - Allocated
For the Three and Six Months Ended June 30, 2013 and 2012
(Unaudited; in thousands)

	Three Months Ended June 30,				Six Months Ended June 30,			
		2013		2012		2013		2012
Construction and Other Services								
Revenue	$	—	$	—	$	—	$	—
Expense		—		83		—		153
Construction and other services net loss	$	—	$	(83)	$	—	$	(153)
General and Administrative, Development Costs								
and Personnel - Allocated								
General and administrative expense [1]	$	4,398	$	4,264	$	9,356	$	8,633
Development costs		181		297		443		607
Personnel - allocated [2]		1,070		933		2,132		1,827
Total expense	$	5,649	$	5,494	$	11,931	$	11,067

[1]   As reported per the Consolidated Statement of Operations and Comprehensive Income.

[2]   Represents general and administrative expense allocations to property operating and maintenance expenses.

Associated Estates Realty Corporation
Same Community Data
Operating Results for the Last Five Quarters

(Unaudited; in thousands, except unit totals and per unit amounts)

			Quarter Ended		
	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
Property Revenue	$ 40,387	$ 39,723	$ 39,731	$ 39,707	$ 38,873
Property Operating and					
Maintenance Expenses					
Personnel - on site	3,265	3,391	3,362	3,348	3,347
Personnel - allocated	951	945	946	943	917
Advertising	425	415	400	420	415
Utilities	1,765	1,813	1,756	1,924	1,708
Repairs and maintenance	2,637	2,216	2,071	2,657	2,640
Real estate taxes and insurance	5,493	5,443	5,158	5,485	5,277
Other operating	1,094	1,030	1,014	953	968
Total Expenses	15,630	15,253	14,707	15,730	15,272
Property Net Operating Income	$ 24,757	$ 24,470	$ 25,024	$ 23,977	$ 23,601
Operating Margin	61.3%	61.6%	63.0%	60.4%	60.7%
Personnel - Allocated to					
Property Revenue	2.4%	2.4%	2.4%	2.4%	2.4%
Total Number of Units	11,709	11,709	11,709	11,709	11,709
NOI Per Unit	$ 2,114	$ 2,090	$ 2,137	$ 2,048	$ 2,016
Average Net Rents Per Unit [1]	$ 1,155	$ 1,142	$ 1,142	$ 1,131	$ 1,112
Average Net Rent Collected Per Unit [2]	$ 1,104	$ 1,094	$ 1,095	$ 1,091	$ 1,070
Physical Occupancy - End of Period [3]	96.6%	96.6%	96.1%	97.3%	97.3%

(1)   Represents gross potential rents less concessions.

(2)   Represents gross potential rents less vacancies and concessions.

(3)   Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
Operating Results for the Six Months Ended June 30, 2013 and 2012

(Unaudited; in thousands, except unit totals and per unit amounts)

| | Six Months Ended June 30, | |
	2013	2012
Property Revenue	$ 80,110	$ 76,946
Property Operating and Maintenance Expenses		
Personnel - on site	6,656	6,813
Personnel - allocated	1,896	1,811
Advertising	840	819
Utilities	3,578	3,505
Repairs and maintenance	4,852	4,917
Real estate taxes and insurance	10,936	10,421
Other operating	2,124	1,945
Total Expenses	30,882	30,231
Property Net Operating Income	$ 49,228	$ 46,715
Operating Margin	61.5%	60.7%
Personnel - Allocated to Property Revenue	2.4%	2.4%
Total Number of Units	11,709	11,709
NOI Per Unit	$ 4,204	$ 3,990
Average Net Rents Per Unit [1]	$ 1,149	$ 1,107
Average Net Rent Collected Per Unit [2]	$ 1,099	$ 1,061
Physical Occupancy - End of Period [3]	96.6%	97.3%

(1) Represents gross potential rents less concessions.

(2) Represents gross potential rents less vacancies and concessions.

(3) Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
As of June 30, 2013 and 2012
(Unaudited)

	No. of Units	Average Age [6]	Net Rent Collected per Unit [1]			Net Rents per Unit [2]			Average Rent per Unit [3]			Physical Occupancy [4]		Turnover Ratio [5]	
			Q2 2013	Q2 2012	% Change	Q2 2013	Q2 2012	% Change	Q2 2013	Q2 2012	% Change	Q2 2013	Q2 2012	Q2 2013	Q2 2012
Midwest Properties															
Indiana	836	17	$ 870	$ 869	0.1%	$ 907	$ 898	1.0%	$ 912	$ 924	(1.3)%	96.3%	97.6%	68.9%	73.2%
Southeast Michigan	1,778	20	911	860	5.9%	945	897	5.4%	947	932	1.6 %	97.6%	96.7%	48.6%	58.0%
Western Michigan	438	22	832	783	6.3%	857	803	6.7%	859	821	4.6 %	97.5%	98.2%	66.7%	69.4%
Central Ohio	2,007	22	916	893	2.6%	959	914	4.9%	961	922	4.2 %	97.4%	98.4%	53.6%	58.2%
Northeast Ohio	1,303	18	1,071	1,024	4.6%	1,117	1,051	6.3%	1,119	1,064	5.2 %	96.8%	98.0%	59.9%	52.8%
Total Midwest	6,362	20	934	900	3.8%	973	928	4.8%	976	947	3.1 %	97.2%	97.7%	56.4%	59.8%
Mid-Atlantic Properties															
Maryland	315	27	1,478	1,463	1.0%	1,553	1,520	2.2%	1,559	1,549	0.6 %	94.6%	97.1%	49.5%	38.1%
Metro DC	602	18	1,616	1,554	4.0%	1,687	1,637	3.1%	1,689	1,659	1.8 %	95.7%	95.8%	54.5%	53.2%
Northern Virginia	1,272	8	1,500	1,473	1.8%	1,582	1,532	3.3%	1,584	1,560	1.5 %	96.1%	97.2%	56.9%	48.4%
Southeast Virginia	864	7	1,133	1,129	0.4%	1,198	1,183	1.3%	1,202	1,212	(0.8)%	95.9%	97.2%	50.0%	57.4%
Total Mid-Atlantic	3,053	12	1,417	1,391	1.9%	1,491	1,452	2.7%	1,494	1,480	0.9 %	95.8%	96.9%	53.7%	50.8%
Southeast Properties															
Central Florida	288	10	1,056	997	5.9%	1,098	1,053	4.3%	1,104	1,113	(0.8)%	96.2%	97.9%	69.4%	61.1%
Southeast Florida	1,206	15	1,291	1,247	3.5%	1,353	1,314	3.0%	1,356	1,376	(1.5)%	95.6%	95.4%	58.4%	69.0%
Georgia	354	21	1,033	979	5.5%	1,078	1,024	5.3%	1,079	1,049	2.9 %	96.3%	98.0%	68.9%	73.4%
Total Southeast	1,848	16	1,205	1,156	4.2%	1,261	1,218	3.5%	1,264	1,273	(0.7)%	95.8%	96.3%	62.1%	68.6%
Southwest Properties															
Texas	446	15	979	945	3.6%	1,018	983	3.6%	1,019	1,041	(2.1)%	97.1%	97.8%	42.2%	45.7%
Total Southwest	446	15	979	945	3.6%	1,018	983	3.6%	1,019	1,041	(2.1)%	97.1%	97.8%	42.2%	45.7%
Total/Average Same Community	11,709	17	$ 1,104	$ 1,070	3.2%	$ 1,155	$ 1,112	3.9%	$ 1,158	$ 1,141	1.5 %	96.6%	97.3%	56.1%	58.3%

(1) Represents gross potential rents less vacancies and concessions for all units divided by the number of units in a market.
(2) Represents gross potential rents less concessions for all units divided by the number of units in a market.
(3) Represents gross potential rents for all units divided by the number of units in a market.
(4) Represents physical occupancy at the end of the quarter.
(5) Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.
(6) Age shown in years.

Associated Estates Realty Corporation
Sequential Property Revenue
For the Three Months Ended June 30, 2013 and March 31, 2013
(Unaudited; in thousands, except unit totals)

	No. of Units	Q2 Physical Occupancy [1]	Q1 Physical Occupancy [1]	Q2 2013 Revenue	Q1 2013 Revenue	Increase/ (Decrease)	% Change
Property Revenue							
Same Community							
Midwest Properties							
Indiana	836	96.3%	97.0%	$ 2,280	$ 2,219	$ 61	2.7%
Southeast Michigan	1,778	97.6%	96.6%	5,076	4,935	141	2.9%
Western Michigan	438	97.5%	99.3%	1,180	1,154	26	2.3%
Central Ohio	2,007	97.4%	96.4%	5,799	5,665	134	2.4%
Northeast Ohio	1,303	96.8%	96.9%	4,426	4,308	118	2.7%
Total Midwest Properties	6,362	97.2%	96.8%	18,761	18,281	480	2.6%
Mid-Atlantic Properties							
Maryland	315	94.6%	95.9%	1,438	1,420	18	1.3%
Metro DC	602	95.7%	97.0%	2,984	2,964	20	0.7%
Northern Virginia	1,272	96.1%	96.4%	5,936	5,922	14	0.2%
Southeast Virginia	864	95.9%	95.0%	3,033	2,992	41	1.4%
Total Mid-Atlantic Properties	3,053	95.8%	96.1%	13,391	13,298	93	0.7%
Southeast Properties							
Central Florida	288	96.2%	96.5%	945	924	21	2.3%
Southeast Florida	1,206	95.6%	96.0%	4,805	4,771	34	0.7%
Georgia	354	96.3%	98.0%	1,125	1,112	13	1.2%
Total Southeast Properties	1,848	95.8%	96.5%	6,875	6,807	68	1.0%
Southwest Properties							
Texas	446	97.1%	96.2%	1,360	1,337	23	1.7%
Total Southwest Properties	446	97.1%	96.2%	1,360	1,337	23	1.7%
Total Same Community	**11,709**	**96.6%**	**96.6%**	**40,387**	**39,723**	**664**	**1.7%**
Acquisitions [2]							
North Carolina	760	97.0%	96.2%	2,547	2,493	54	2.2%
Texas	396	97.0%	96.5%	1,398	1,393	5	0.4%
Development							
Tennessee	242	95.5%	97.9%	1,093	1,072	21	2.0%
Total Property Revenue	13,107	96.6%	96.6%	$ 45,425	$ 44,681	$ 744	1.7%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Sequential Property Operating Expenses
For the Three Months Ended June 30, 2013 and March 31, 2013
(Unaudited; in thousands, except unit totals)

	No. of Units	Q2 Physical Occupancy [1]	Q1 Physical Occupancy [1]	Q2 2013 Expenses	Q1 2013 Expenses	Increase/ (Decrease)	% Change
Property Operating Expenses							
Same Community							
Midwest Properties							
Indiana	836	96.3%	97.0%	$ 1,069	$ 809	$ 260	32.1 %
Southeast Michigan	1,778	97.6%	96.6%	1,997	1,980	17	0.9 %
Western Michigan	438	97.5%	99.3%	498	506	(8)	(1.6)%
Central Ohio	2,007	97.4%	96.4%	2,601	2,464	137	5.6 %
Northeast Ohio	1,303	96.8%	96.9%	1,709	1,649	60	3.6 %
Total Midwest Properties	6,362	97.2%	96.8%	7,874	7,408	466	6.3 %
Mid-Atlantic Properties							
Maryland	315	94.6%	95.9%	491	494	(3)	(0.6)%
Metro DC	602	95.7%	97.0%	986	941	45	4.8 %
Northern Virginia	1,272	96.1%	96.4%	1,860	1,916	(56)	(2.9)%
Southeast Virginia	864	95.9%	95.0%	939	907	32	3.5 %
Total Mid-Atlantic Properties	3,053	95.8%	96.1%	4,276	4,258	18	0.4 %
Southeast Properties							
Central Florida	288	96.2%	96.5%	387	384	3	0.8 %
Southeast Florida	1,206	95.6%	96.0%	2,027	2,098	(71)	(3.4)%
Georgia	354	96.3%	98.0%	507	493	14	2.8 %
Total Southeast Properties	1,848	95.8%	96.5%	2,921	2,975	(54)	(1.8)%
Southwest Properties							
Texas	446	97.1%	96.2%	559	612	(53)	(8.7)%
Total Southwest Properties	446	97.1%	96.2%	559	612	(53)	(8.7)%
Total Same Community	**11,709**	**96.6%**	**96.6%**	**15,630**	**15,253**	**377**	**2.5 %**
Acquisitions [2]							
North Carolina	760	97.0%	96.2%	835	812	23	2.8 %
Texas	396	97.0%	96.5%	711	675	36	5.3 %
Development							
Tennessee	242	95.5%	97.9%	441	352	89	25.3 %
Total Property Operating Expenses	13,107	96.6%	96.6%	$ 17,617	$ 17,092	$ 525	3.1 %

[1] Represents physical occupancy at the end of the quarter.

[2] The Company defines acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Sequential Property Net Operating Income (Property NOI)
For the Three Months Ended June 30, 2013 and March 31, 2013
(Unaudited; in thousands, except unit totals)

	No. of Units	Q2 Physical Occupancy [2]	Q1 Physical Occupancy [2]	Q2 2013 NOI	Q1 2013 NOI	Increase/ (Decrease)	% Change
Property NOI [1]							
Same Community							
Midwest Properties							
Indiana	836	96.3%	97.0%	$ 1,211	$ 1,410	$ (199)	(14.1)%
Southeast Michigan	1,778	97.6%	96.6%	3,079	2,955	124	4.2 %
Western Michigan	438	97.5%	99.3%	682	648	34	5.2 %
Central Ohio	2,007	97.4%	96.4%	3,198	3,201	(3)	(0.1)%
Northeast Ohio	1,303	96.8%	96.9%	2,717	2,659	58	2.2 %
Total Midwest Properties	6,362	97.2%	96.8%	10,887	10,873	14	0.1 %
Mid-Atlantic Properties							
Maryland	315	94.6%	95.9%	947	926	21	2.3 %
Metro DC	602	95.7%	97.0%	1,998	2,023	(25)	(1.2)%
Northern Virginia	1,272	96.1%	96.4%	4,076	4,006	70	1.7 %
Southeast Virginia	864	95.9%	95.0%	2,094	2,085	9	0.4 %
Total Mid-Atlantic Properties	3,053	95.8%	96.1%	9,115	9,040	75	0.8 %
Southeast Properties							
Central Florida	288	96.2%	96.5%	558	540	18	3.3 %
Southeast Florida	1,206	95.6%	96.0%	2,778	2,673	105	3.9 %
Georgia	354	96.3%	98.0%	618	619	(1)	(0.2)%
Total Southeast Properties	1,848	95.8%	96.5%	3,954	3,832	122	3.2 %
Southwest Properties							
Texas	446	97.1%	96.2%	801	725	76	10.5 %
Total Southwest Properties	446	97.1%	96.2%	801	725	76	10.5 %
Total Same Community	**11,709**	**96.6%**	**96.6%**	**24,757**	**24,470**	**287**	**1.2 %**
Acquisitions [3]							
North Carolina	760	97.0%	96.2%	1,712	1,681	31	1.8 %
Texas	396	97.0%	96.5%	687	718	(31)	(4.3)%
Development							
Tennessee	242	95.5%	97.9%	652	720	(68)	(9.4)%
Total Property NOI	13,107	96.6%	96.6%	$ 27,808	$ 27,589	$ 219	0.8 %

(1) See page 32 for a reconciliation of net income attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Second Quarter Property Revenue
For the Three Months Ended June 30, 2013 and 2012
(Unaudited; in thousands, except unit totals)

	No. of Units	2013 Physical Occupancy [1]	2012 Physical Occupancy [1]	Q2 2013 Revenue	Q2 2012 Revenue	Increase/ (Decrease)	% Change
Property Revenue							
Same Community							
Midwest Properties							
Indiana	836	96.3%	97.6%	$ 2,280	$ 2,264	$ 16	0.7%
Southeast Michigan	1,778	97.6%	96.7%	5,076	4,778	298	6.2%
Western Michigan	438	97.5%	98.2%	1,180	1,103	77	7.0%
Central Ohio	2,007	97.4%	98.4%	5,799	5,574	225	4.0%
Northeast Ohio	1,303	96.8%	98.0%	4,426	4,146	280	6.8%
Total Midwest Properties	6,362	97.2%	97.7%	18,761	17,865	896	5.0%
Mid-Atlantic Properties							
Maryland	315	94.6%	97.1%	1,438	1,410	28	2.0%
Metro DC	602	95.7%	95.8%	2,984	2,871	113	3.9%
Northern Virginia	1,272	96.1%	97.2%	5,936	5,791	145	2.5%
Southeast Virginia	864	95.9%	97.2%	3,033	3,007	26	0.9%
Total Mid-Atlantic Properties	3,053	95.8%	96.9%	13,391	13,079	312	2.4%
Southeast Properties							
Central Florida	288	96.2%	97.9%	945	903	42	4.7%
Southeast Florida	1,206	95.6%	95.4%	4,805	4,660	145	3.1%
Georgia	354	96.3%	98.0%	1,125	1,071	54	5.0%
Total Southeast Properties	1,848	95.8%	96.3%	6,875	6,634	241	3.6%
Southwest Properties							
Texas	446	97.1%	97.8%	1,360	1,295	65	5.0%
Total Southwest Properties	446	97.1%	97.8%	1,360	1,295	65	5.0%
Total Same Community	**11,709**	**96.6%**	**97.3%**	**40,387**	**38,873**	**1,514**	**3.9%**
Acquisitions [2]							
North Carolina	760	97.0%	96.1%	2,547	329	2,218	N/A
Texas	396	97.0%	N/A	1,398	N/A	1,398	N/A
Development							
Tennessee	242	95.5%	N/A	1,093	484	609	N/A
Total Property Revenue	13,107	96.6%	97.3%	$ 45,425	$ 39,686	$ 5,739	14.5%

(1) Represents physical occupancy at the end of the quarter.

(2) The Company defines acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Second Quarter Property Operating Expenses
For the Three Months Ended June 30, 2013 and 2012
(Unaudited; in thousands, except unit totals)

	No. of Units	2013 Physical Occupancy [1]	2012 Physical Occupancy [1]	Q2 2013 Expenses	Q2 2012 Expenses	Increase/ (Decrease)	% Change
Property Operating Expenses							
Same Community							
Midwest Properties							
Indiana	836	96.3%	97.6%	$ 1,069	$ 916	$ 153	16.7 %
Southeast Michigan	1,778	97.6%	96.7%	1,997	2,021	(24)	(1.2)%
Western Michigan	438	97.5%	98.2%	498	479	19	4.0 %
Central Ohio	2,007	97.4%	98.4%	2,601	2,545	56	2.2 %
Northeast Ohio	1,303	96.8%	98.0%	1,709	1,596	113	7.1 %
Total Midwest Properties	6,362	97.2%	97.7%	7,874	7,557	317	4.2 %
Mid-Atlantic Properties							
Maryland	315	94.6%	97.1%	491	498	(7)	(1.4)%
Metro DC	602	95.7%	95.8%	986	912	74	8.1 %
Northern Virginia	1,272	96.1%	97.2%	1,860	1,857	3	0.2 %
Southeast Virginia	864	95.9%	97.2%	939	985	(46)	(4.7)%
Total Mid-Atlantic Properties	3,053	95.8%	96.9%	4,276	4,252	24	0.6 %
Southeast Properties							
Central Florida	288	96.2%	97.9%	387	378	9	2.4 %
Southeast Florida	1,206	95.6%	95.4%	2,027	1,959	68	3.5 %
Georgia	354	96.3%	98.0%	507	517	(10)	(1.9)%
Total Southeast Properties	1,848	95.8%	96.3%	2,921	2,854	67	2.3 %
Southwest Properties							
Texas	446	97.1%	97.8%	559	609	(50)	(8.2)%
Total Southwest Properties	446	97.1%	97.8%	559	609	(50)	(8.2)%
Total Same Community	**11,709**	**96.6%**	**97.3%**	**15,630**	**15,272**	**358**	**2.3 %**
Acquisitions [2]							
North Carolina	760	97.0%	96.1%	835	108	727	N/A
Texas	396	97.0%	N/A	711	N/A	711	N/A
Development							
Tennessee	242	95.5%	N/A	441	202	239	N/A
Total Property Operating Expenses	13,107	96.6%	97.3%	$ 17,617	$ 15,582	$ 2,035	13.1 %

(1) Represents physical occupancy at the end of the quarter.

(2) The Company defines acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Second Quarter Property Net Operating Income (Property NOI)
For the Three Months Ended June 30, 2013 and 2012
(Unaudited; in thousands, except unit totals)

	No. of Units	2013 Physical Occupancy [2]	2012 Physical Occupancy [2]	Q2 2013 NOI	Q2 2012 NOI	Increase/ (Decrease)	% Change
Property NOI [1]							
Same Community							
Midwest Properties							
Indiana	836	96.3%	97.6%	$ 1,211	$ 1,348	$ (137)	(10.2)%
Southeast Michigan	1,778	97.6%	96.7%	3,079	2,757	322	11.7 %
Western Michigan	438	97.5%	98.2%	682	624	58	9.3 %
Central Ohio	2,007	97.4%	98.4%	3,198	3,029	169	5.6 %
Northeast Ohio	1,303	96.8%	98.0%	2,717	2,550	167	6.5 %
Total Midwest Properties	6,362	97.2%	97.7%	10,887	10,308	579	5.6 %
Mid-Atlantic Properties							
Maryland	315	94.6%	97.1%	947	912	35	3.8 %
Metro DC	602	95.7%	95.8%	1,998	1,959	39	2.0 %
Northern Virginia	1,272	96.1%	97.2%	4,076	3,934	142	3.6 %
Southeast Virginia	864	95.9%	97.2%	2,094	2,022	72	3.6 %
Total Mid-Atlantic Properties	3,053	95.8%	96.9%	9,115	8,827	288	3.3 %
Southeast Properties							
Central Florida	288	96.2%	97.9%	558	525	33	6.3 %
Southeast Florida	1,206	95.6%	95.4%	2,778	2,701	77	2.9 %
Georgia	354	96.3%	98.0%	618	554	64	11.6 %
Total Southeast Properties	1,848	95.8%	96.3%	3,954	3,780	174	4.6 %
Southwest Properties							
Texas	446	97.1%	97.8%	801	686	115	16.8 %
Total Southwest Properties	446	97.1%	97.8%	801	686	115	16.8 %
Total Same Community	**11,709**	**96.6%**	**97.3%**	**24,757**	**23,601**	**1,156**	**4.9 %**
Acquisitions [3]							
North Carolina	760	97.0%	96.1%	1,712	221	1,491	N/A
Texas	396	97.0%	N/A	687	N/A	687	N/A
Development							
Tennessee	242	95.5%	N/A	652	282	370	N/A
Total Property NOI	13,107	96.6%	97.3%	$ 27,808	$ 24,104	$ 3,704	15.4 %

(1) See page 32 for a reconciliation of net income attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Year-to-Date Property Revenue
For the Six Months Ended June 30, 2013 and 2012
(Unaudited; in thousands, except unit totals)

Property Revenue	No. of Units	2013 Physical Occupancy [1]	2012 Physical Occupancy [1]	YTD 2013 Revenues	YTD 2012 Revenues	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	96.3%	97.6%	$ 4,499	$ 4,498	$ 1	0.0%
Southeast Michigan	1,778	97.6%	96.7%	10,012	9,441	571	6.0%
Western Michigan	438	97.5%	98.2%	2,334	2,173	161	7.4%
Central Ohio	2,007	97.4%	98.4%	11,464	10,957	507	4.6%
Northeast Ohio	1,303	96.8%	98.0%	8,734	8,185	549	6.7%
Total Midwest Properties	6,362	97.2%	97.7%	37,043	35,254	1,789	5.1%
Mid-Atlantic Properties							
Maryland	315	94.6%	97.1%	2,858	2,804	54	1.9%
Metro DC	602	95.7%	95.8%	5,949	5,720	229	4.0%
Northern Virginia	1,272	96.1%	97.2%	11,858	11,384	474	4.2%
Southeast Virginia	864	95.9%	97.2%	6,024	5,975	49	0.8%
Total Mid-Atlantic Properties	3,053	95.8%	96.9%	26,689	25,883	806	3.1%
Southeast Properties							
Central Florida	288	96.2%	97.9%	1,869	1,784	85	4.8%
Southeast Florida	1,206	95.6%	95.4%	9,576	9,321	255	2.7%
Georgia	354	96.3%	98.0%	2,237	2,133	104	4.9%
Total Southeast Properties	1,848	95.8%	96.3%	13,682	13,238	444	3.4%
Southwest Properties							
Texas	446	97.1%	97.8%	2,696	2,571	125	4.9%
Total Southwest Properties	446	97.1%	97.8%	2,696	2,571	125	4.9%
Total Same Community	**11,709**	**96.6%**	**97.3%**	**80,110**	**76,946**	**3,164**	**4.1%**
Acquisitions [2]							
North Carolina	760	97.0%	96.1%	5,040	329	4,711	N/A
Texas	396	97.0%	N/A	2,791	N/A	2,791	N/A
Development							
Tennessee	242	95.5%	N/A	2,165	618	1,547	N/A
Total Property Revenue	13,107	96.6%	97.3%	$ 90,106	$ 77,893	$ 12,213	15.7%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Year-to-Date Property Operating Expenses
For the Six Months Ended June 30, 2013 and 2012

(Unaudited; in thousands, except unit totals)

Property Operating Expenses	No. of Units	2013 Physical Occupancy [1]	2012 Physical Occupancy [1]	YTD 2013 Expenses	YTD 2012 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	96.3%	97.6%	$ 1,878	$ 1,779	$ 99	5.6%
Southeast Michigan	1,778	97.6%	96.7%	3,977	3,945	32	0.8%
Western Michigan	438	97.5%	98.2%	1,004	954	50	5.2%
Central Ohio	2,007	97.4%	98.4%	5,064	4,878	186	3.8%
Northeast Ohio	1,303	96.8%	98.0%	3,359	3,118	241	7.7%
Total Midwest Properties	6,362	97.2%	97.7%	15,282	14,674	608	4.1%
Mid-Atlantic Properties							
Maryland	315	94.6%	97.1%	985	985	—	— %
Metro DC	602	95.7%	95.8%	1,927	1,871	56	3.0%
Northern Virginia	1,272	96.1%	97.2%	3,776	3,723	53	1.4%
Southeast Virginia	864	95.9%	97.2%	1,846	2,000	(154)	(7.7%)
Total Mid-Atlantic Properties	3,053	95.8%	96.9%	8,534	8,579	(45)	(0.5%)
Southeast Properties							
Central Florida	288	96.2%	97.9%	770	738	32	4.3%
Southeast Florida	1,206	95.6%	95.4%	4,124	4,034	90	2.2%
Georgia	354	96.3%	98.0%	1,001	980	21	2.1%
Total Southeast Properties	1,848	95.8%	96.3%	5,895	5,752	143	2.5%
Southwest Properties							
Texas	446	97.1%	97.8%	1,171	1,226	(55)	(4.5)%
Total Southwest Properties	446	97.1%	97.8%	1,171	1,226	(55)	(4.5)%
Total Same Community	**11,709**	**96.6%**	**97.3%**	**30,882**	**30,231**	**651**	**2.2%**
Acquisitions [2]							
North Carolina	760	97.0%	96.1%	1,647	108	1,539	N/A
Texas	396	97.0%	N/A	1,386	N/A	1,386	N/A
Development							
Tennessee	242	95.5%	N/A	793	315	478	N/A
Total Property Operating Expenses	13,107	96.6%	97.3%	$ 34,708	$ 30,654	$ 4,054	13.2%

(1) Represents physical occupancy at the end of the quarter.

(2) The Company defines acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Year-to-Date Property Net Operating Income (Property NOI)
For the Six Months Ended June 30, 2013 and 2012
(Unaudited; in thousands, except unit totals)

Property NOI [1]	No. of Units	2013 Physical Occupancy [2]	2012 Physical Occupancy [2]	YTD 2013 NOI	YTD 2012 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	96.3%	97.6%	$ 2,621	$ 2,719	$ (98)	(3.6)%
Southeast Michigan	1,778	97.6%	96.7%	6,035	5,496	539	9.8 %
Western Michigan	438	97.5%	98.2%	1,330	1,219	111	9.1 %
Central Ohio	2,007	97.4%	98.4%	6,400	6,079	321	5.3 %
Northeast Ohio	1,303	96.8%	98.0%	5,375	5,067	308	6.1 %
Total Midwest Properties	6,362	97.2%	97.7%	21,761	20,580	1,181	5.7 %
Mid-Atlantic Properties							
Maryland	315	94.6%	97.1%	1,873	1,819	54	3.0 %
Metro DC	602	95.7%	95.8%	4,022	3,849	173	4.5 %
Northern Virgina	1,272	96.1%	97.2%	8,082	7,661	421	5.5 %
Southeast Virginia	864	95.9%	97.2%	4,178	3,975	203	5.1 %
Total Mid-Atlantic Properties	3,053	95.8%	96.9%	18,155	17,304	851	4.9 %
Southeast Properties							
Central Florida	288	96.2%	97.9%	1,099	1,046	53	5.1 %
Southeast Florida	1,206	95.6%	95.4%	5,452	5,287	165	3.1 %
Georgia	354	96.3%	98.0%	1,236	1,153	83	7.2 %
Total Southeast Properties	1,848	95.8%	96.3%	7,787	7,486	301	4.0 %
Southwest Properties							
Texas	446	97.1%	97.8%	1,525	1,345	180	13.4 %
Total Southwest Properties	446	97.1%	97.8%	1,525	1,345	180	13.4 %
Total Same Community	**11,709**	**96.6%**	**97.3%**	**49,228**	**46,715**	**2,513**	**5.4 %**
Acquisitions [3]							
North Carolina	760	97.0%	96.1%	3,393	221	3,172	N/A
Texas	396	97.0%	N/A	1,405	N/A	1,405	N/A
Development							
Tennessee	242	95.5%	N/A	1,372	303	1,069	N/A
Total Property NOI	13,107	96.6%	97.3%	$ 55,398	$ 47,239	$ 8,159	17.3 %

(1) See page 32 for a reconciliation of net income attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Debt Structure
As of June 30, 2013
(Dollar amounts in thousands)

	Balance Outstanding June 30, 2013	Percentage of Total Debt	Weighted Average Interest Rate
Fixed Rate Debt Unhedged:			
Secured	$ 374,275	52.9%	5.4%
Unsecured - notes	150,000	21.2%	4.3%
Total Fixed Rate Debt Unhedged	524,275	74.1%	5.1%
Fixed Rate Debt Hedged:			
Unsecured - term loan [(1)]	125,000	17.7%	3.0%
Total Fixed Rate Debt Hedged	125,000	17.7%	3.0%
Variable Rate Debt Unhedged:			
Unsecured - revolver	33,500	4.7%	1.5%
Unsecured - term loan	25,000	3.5%	1.9%
Total Variable Rate Debt Unhedged	58,500	8.2%	1.7%
TOTAL DEBT	$ 707,775	100.0%	4.4%
Interest coverage ratio [(2)]	2.93:1		
Fixed charge coverage ratio [(3)]	2.93:1		
Weighted average maturity	4.7 years		

Scheduled Principal Maturities:	Secured	Unsecured	Total
2013	$ 129,704	$ —	$ 129,704
2014	44,538	—	44,538
2015	20,131	—	20,131
2016	43,062	—	43,062
2017	—	33,500	33,500
Thereafter	136,840	300,000	436,840
Total	$ 374,275	$ 333,500	$ 707,775
	52.9%	47.1%	100.0%

(1) The Company entered into a forward starting swap in December 2011 fixing the rate beginning in June 2013 until June 2016 at a rate of 1.26% plus the credit spread which was 1.70% as of June 30, 2013, or an all-in rate of 2.96%. Additionally, the Company entered into a forward starting swap in April 2013 fixing the rate beginning June 2016 at a rate of 1.55% plus the credit spread which was 1.70% as of June 30, 2013, or an all-in rate of 3.25% until the loan matures in January 2018.

(2) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding prepayment costs/credits. Individual line items in this calculation include results from discontinued operations where applicable. See page 31 for a reconciliation of net income available to common shares to EBITDA and the Company's definition of EBITDA.

(3) Represents interest expense, including capitalized interest and preferred stock dividend payment coverage, excluding costs/refunds. Individual line items in this calculation include discontinued operations where applicable.

Associated Estates Realty Corporation
2013 Financial Outlook
As of July 23, 2013

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Earnings Guidance Per Common Share	
Expected net income attributable to AERC	$0.78 to $1.24
Expected real estate depreciation and amortization	$1.11
Expected gains on disposition of properties	-0.63 to -1.05
Expected Funds from Operations (1)	$1.26 to $1.30
Same Community Portfolio	
Revenue growth	3.25% to 3.75%
Expense growth	1.0% to 1.5%
Property NOI (2) growth	4.75% to 5.25%
Transactions	
Acquisitions	$93.5 to $150.0 million
Dispositions	$63.2 to $150.0 million
Development	$105.0 to $115.0 million
Corporate Expenses	
General and administrative expense	$17.8 to $18.2 million
Development costs	$0.8 to $1.0 million
Costs associated with acquisitions	$0.1 to $0.2 million
Debt	
Capitalized interest	$3.5 million
Expensed interest (3)	$28.0 to $28.4 million
Capital Structure (4)	
Weighted average shares outstanding	52.5 million

(1) See page 30 for our definition of this non-GAAP measurement.

(2) See page 32 for our definition of this non-GAAP measurement.

(3) Includes $2.0 million of deferred financing costs.

(4) Earnings guidance reflects settlement of forward equity sale of 7,047,958 common shares on October 1, 2013.

The foregoing supplemental financial data includes certain non-GAAP financial measures that we believe are helpful in understanding our business, as further described below. Our definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

We define FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets, and excludes impairment write-downs of depreciable real estate and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") as Adjusted

We define FFO as adjusted as FFO, as defined above, excluding $1,743 of prepayment costs associated with debt repayments and $(279) of refunds for a previously defeased loan for the six months ended June 30, 2012. In accordance with GAAP, these prepayment penalties and refunds on the previously defeased loan are included in interest expense in the Company's Consolidated Statement of Operations and Comprehensive Income. We are providing this calculation as an alternative FFO calculation as we consider it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

We define FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. We consider FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land, depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Earnings Before Interest, Income Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. We consider EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation, income taxes and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net income applicable to common shares to EBITDA.

(In thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2013	2012	2013	2012
Net income applicable to common shares	$ 1,638	$ 23,569	$ 11,984	$ 21,489
Allocation to participating securities	—	100	—	99
Interest expense [1]	7,395	6,796	14,816	16,349
Depreciation and amortization	14,356	13,464	28,918	26,696
Gain on disposition of properties	—	(22,859)	(8,796)	(22,819)
Income taxes	109	103	210	179
Total EBITDA	$ 23,498	$ 21,173	$ 47,132	$ 41,993

(1)   The six months ended June 30, 2012, includes $1,743 of prepayment costs and $(279) for refunds on a previously defeased loan.

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expense and construction and other services expense from total revenue. We consider NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. We consider Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net income attributable to AERC.

	Three Months Ended June 30,		Six Months Ended June 30,	
(In thousands)	2013	2012	2013	2012
Property NOI	$ 27,808	$ 24,104	$ 55,398	$ 47,239
Office NOI	238	313	550	313
Construction and other services net loss	—	(83)	—	(153)
Depreciation and amortization	(14,356)	(12,297)	(28,740)	(24,171)
General and administrative expense	(4,398)	(4,264)	(9,356)	(8,633)
Development costs	(181)	(297)	(443)	(607)
Costs associated with acquisitions	(64)	(485)	(64)	(485)
Interest expense	(7,395)	(6,796)	(14,816)	(16,104)
Income (loss) from continuing operations	1,652	195	2,529	(2,601)
Income from discontinued operations:				
Operating income, net of interest expense	—	611	690	1,361
Gain on disposition of properties	—	22,859	8,796	22,819
Income from discontinued operations	—	23,470	9,486	24,180
Net income	1,652	23,665	12,015	21,579
Net (income) loss attributable to noncontrolling redeemable interest	(14)	4	(31)	9
Consolidated net income attributable to AERC	$ 1,638	$ 23,669	$ 11,984	$ 21,588

Recurring Fixed Asset Additions

We consider recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

We consider investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable us to increase rents.

Same Community Properties

Same Community properties are conventional multifamily residential apartments which were owned and operational for the entire periods presented.